SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)1

Clovis Oncology, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

189464100
(CUSIP Number)
Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 189464100

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Partners VII, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,286,857
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,286,857
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,857
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 189464100

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) DP VII Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		HECK BOX IF DISCLOSURE OF LEGAL ROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,506
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,506
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,506
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 189464100

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Associates, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,760
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 32,760
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,760
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 189464100

AMENDMENT NO. 3 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on November 21, 2011,  Amendment No. 1 thereto filed on June 5, 2013 and Amendment No. 2 thereto filed on March 10, 2015 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13D. Ownership percentages are based on 38,206,514 shares of Common Stock outstanding  as of July 31, 2015, as reported in the Issuer’s Report on Form 10Q for the period ended  June 30, 2015 filed with the Commission on August 7, 2015.

In addition to the shares that OPSA VII indirectly beneficially owns in its capacity as the general partner of DP VII and DP VIIA, OPSA VII directly beneficially owns 89,649 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

In addition, James C. Blair directly beneficially owns (i) 2,185 shares of Common Stock; (ii) 12,413 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase Common Stock, at an exercise price of $11.02 per share, which was granted on August 24, 2011 and expires on August 24, 2021; (iii) 12,414 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase Common Stock, at an exercise price of $19.46  per share, which was granted on June 14, 2012 and expires on June 14, 2022; (iv) 12,414 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase Common Stock, at an exercise price of $71.11  per share, which was granted on June 13, 2013 and expires on June 13, 2023; (v) 12,414 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase Common Stock,  at an exercise price of $44.52  per share, which was granted on June 12, 2014 and expires on June 12, 2024; and (vi) 2,500 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase Common Stock,  representing the vested portion of an  option to purchase 10,000 shares of Common Stock, at an exercise price of $87.15  per share, which was granted on June 11, 2015 and expires on June 11, 2025;  and indirectly beneficially owns 2,927 shares of Common Stock held by Blair Family Partnership, of which he disclaims beneficial ownership.

Brian H. Dovey directly beneficially owns 3,697 shares of Common Stock.

Brian K. Halak directly beneficially owns 6,156 shares of Common Stock.

Kathleen K. Schoemaker directly beneficially owns 1,466 shares of Common Stock.

Jesse I. Treu directly beneficially owns 3,648 shares of Common Stock and indirectly beneficially owns 2,509 shares of Common Stock held by Treu Associates, L.P., of which he disclaims beneficial ownership.

Nicole Vitullo directly beneficially owns 3,173 shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On September 22, 2015, DP VII distributed in kind 794,888 shares of Common Stock pro rata to its partners, including 89,649 shares to OPSA VII.

Item 5(e) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(e)           The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 22, 2015.

CUSIP No. 189464100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2015

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member